3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

April 30, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Edward P. Bartz, Senior Counsel

Re:	StoneCastle Financial Corp.
1940 Act File No. 811-22853

Dear Mr. Bartz:

This letter addresses the oral comments of the Commission’s staff (the “Staff”) provided on April 12, 2018 with respect to the preliminary proxy materials of StoneCastle Financial Corp. (the “Company”) filed with the Commission on April 3, 2018 pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

The Staff’s comment is set forth below in italicized text followed by the Company’s response.

*      *      *

1.	In the answer to the second question “Questions and Answers Regarding the Proposals” on page 5 of the proxy statement, state that Proposal 2 is substantially identical to the proposal submitted to stockholders at the 2017 Annual Meeting and that it is being resubmitted for stockholder consideration because the necessary quorum to act on the matter was not achieved.

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U.S. Securities and Exchange Commission

Attn: Mr. Edward P. Bartz

April 30, 2018

Response: The staff’s comment has been addressed in the definitive proxy statement by adding the following to the answer to the second question:

Proposal 2 is substantially identical to the proposal submitted to stockholders at the 2017 Annual Meeting . While over 95% of the Company’s shares present at the meeting voted to approve the Reorganization in 2017, the necessary quorum to act on the matter at the Meeting was not achieved.

*      *      *

Please direct any questions concerning this letter to my attention at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Rachel N. Schatten, Esq. John M. Ford, Esq.

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